August 19, 2019

Robert R. Krakowiak
Executive Vice President, Chief Financial Officer and Treasurer
Stoneridge Inc.
39675 MacKenzie Drive, Suite 400,
Novi, Michigan 48377

       Re: Stoneridge Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-13337

Dear Mr. Krakowiak:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018.

Item 1. Business
Backlog, page 4

1. Please tell us how your disclosure herein regarding backlog complies with the disclosure of backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K. Additionally, please clarify for us if the terms "cumulative remaining sales", "estimated net sales" and "expected net sales" represent the same measure and how they relate to backlog pursuant to the noted
      guidance.
MD&A
Liquidity and Capital Resources
Summary of Future Cash Flows, page 30

2. It appears the cash interest payments on your credit facility and debt obligations may represent a material contractual obligation. Because this table is aimed at increasing
 Robert R. Krakowiak
Stoneridge Inc.
August 19, 2019
Page 2
         transparency of cash flow, we believe these payments should be included in the table or disclosed in the footnotes using the same time frames stipulated in the table. Please also disclose any assumptions you made to derive these amounts. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements. Refer to Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release
         No. 33-8350.

         We also note your disclosure that in December 2018, you entered into an agreement to make a $10 million investment in a fund managed by Autotech Ventures. Please tell us what consideration you gave to including this commitment in the table. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRobert R. Krakowiak                         Sincerely,
Comapany NameStoneridge Inc.
                                                              Division of
Corporation Finance
August 19, 2019 Page 2                                        Office of
Transportation and Leisure
FirstName LastName